UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Archrock Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

03957W106

(CUSIP Number)

Carlson Capital, L.P.

Attn: Shahla Ali

2100 McKinney Avenue

Dallas, TX 75201

(214) 932-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(e), rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03957W106	SCHEDULE 13D

1	NAMES OF REPORTING PERSON Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,258,249
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,258,249
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,258,249
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 13.30%
14	TYPE OF REPORTING PERSON PN; IA

CUSIP No. 03957W106	SCHEDULE 13D

1	NAMES OF REPORTING PERSON Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,498,738
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,498,738
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,498,738
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 7.90%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 03957W106	SCHEDULE 13D

1	NAMES OF REPORTING PERSON Black Diamond Relative Value Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,262,697
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,262,697
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,262,697
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 1.81%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 03957W106	SCHEDULE 13D

1	NAMES OF REPORTING PERSON Black Diamond Relative Value Cayman, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 237,432
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 237,432
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 237,432
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 0.34%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 03957W106	SCHEDULE 13D

1	NAMES OF REPORTING PERSON Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 367,486
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 367,486
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 367,486
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 0.53%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 03957W106	SCHEDULE 13D

1	NAMES OF REPORTING PERSON Black Diamond SRI Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,700
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 0.05%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 03957W106	SCHEDULE 13D

1	NAMES OF REPORTING PERSON Black Diamond Thematic Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,509,883
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,509,883
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,509,883
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 2.17%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 03957W106	SCHEDULE 13D

1	NAMES OF REPORTING PERSON Black Diamond Energy L/S Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 306,409
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 306,409
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 306,409
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 0.44%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 03957W106	SCHEDULE 13D

1	NAMES OF REPORTING PERSON Worldwide Transactions Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,904
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,904
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,904
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 0.06%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 03957W106	SCHEDULE 13D

1	NAMES OF REPORTING PERSON Asgard Investment Corp. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,258,249
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,258,249
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,258,249
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 13.30%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 03957W106	SCHEDULE 13D

1	NAMES OF REPORTING PERSON Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,258,249
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,258,249
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,258,249
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 13.30%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 03957W106	SCHEDULE 13D

1	NAMES OF REPORTING PERSON Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,258,249
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,258,249
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,258,249
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 13.30%
14	TYPE OF REPORTING PERSON IN

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.01 per share (the “Common Shares”), of Archrock Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 16666 Northchase Drive, Houston, Texas 77060.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by: (i) Double Black Diamond Offshore Ltd., a Cayman Islands exempted company (“DOF”); (ii) Black Diamond Relative Value Offshore Ltd., a Cayman Islands exempted company (“ROF”); (iii) Black Diamond Relative Value Cayman, L.P., a Cayman Islands exempted limited partnership (“RVC”); (iv) Black Diamond Offshore Ltd., a Cayman Islands exempted company (“OFF”); (v) Black Diamond SRI Offshore Ltd., a Cayman Islands exempted company (“SRI”); (vi) Black Diamond Energy L/S Offshore Ltd., a Cayman Islands exempted company (“ENO”); (vii) Black Diamond Thematic Offshore Ltd., a Cayman Islands exempted company (“TOF” and, together with DOF, ROF, RVC, OFF, SRI and ENO, the “Funds”); (viii) Worldwide Transactions Ltd., a British Virgin Islands limited corporation (the “Managed Account”); (ix) Carlson Capital, L.P., a Delaware limited partnership (“Carlson Capital”); (x) Asgard Investment Corp. II, a Delaware corporation and the general partner of Carlson Capital (“Asgard II”); (xi) Asgard Investment Corp., a Delaware corporation and the sole stockholder of Asgard II (“Asgard I”); and (xii) Clint D. Carlson, an individual (“Mr. Carlson” and, together with the Funds, the Managed Account, Carlson Capital, Asgard II and Asgard I, the “Reporting Persons”). The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Asgard I and Asgard II are set forth in Appendix A attached hereto.

(b) The principal business address of each of the Reporting Persons is 2100 McKinney Avenue, Suite 1800, Dallas, TX 75201.

(c) The principal business of the Funds and the Managed Account is to invest in securities. The principal business of Carlson Capital is to serve as the investment manager to the Funds and to certain managed accounts, including the Managed Account. The principal business of Asgard II is serving as the general partner of Carlson Capital. The principal business of Asgard I is serving as the sole stockholder of Asgard II. The principal occupation of Mr. Carlson is serving as President of Asgard II, Asgard I and Carlson Capital.

(d) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Carlson is a citizen of the United States. The places of organization of each of the other Reporting Persons are listed in paragraph (a) of this Item 2.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used approximately $108,408,100 (including brokerage commissions) in the aggregate to purchase the Common Shares reported in this Schedule 13D.

The source of the funds used to acquire the Common Shares reported herein is the working capital of the Funds and the Managed Account and margin borrowings described in the following sentence. Such Common Shares are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

(a)-(j) The Reporting Persons and their representatives intend, from time to time, to engage in discussions and correspondence with management and the Issuer’s Board of Directors (the “Board”) regarding, among other things, the Issuer’s business, management and strategic alternatives and direction. The Reporting Persons believe that the Issuer’s Common Shares trade at a substantial discount to the Issuer’s intrinsic value and represent an attractive investment opportunity. The Reporting Persons intend to have discussions and correspondence with the Issuer’s management and the Board to discuss ways in which this undervaluation can be rectified, including among other things, reducing the Issuer’s expenses, altering the Company’s capital allocation and other changes to the Issuer’s corporate strategy, including changes to the composition of the Board.

Based on the above discussions with the Issuer, the Reporting Persons may (i) have discussions regarding the Issuer with other stockholders, persons that may be interested in transactions with the Company, and other interested market and industry participants; (ii) make additional proposals to the Issuer concerning its business, management, strategic alternatives and direction; (iii) acquire additional Common Shares and/or other equity, debt, notes or other securities, including but not limited to derivative or other instruments that are based upon or relate to the value of the Common Shares or the Issuer (collectively, “Securities”) in the open market or otherwise; (iv) dispose of any or all of their Securities in the open market or otherwise; (v) nominate or recommend candidates to serve on the Board; (vi) propose or consider any one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D; or (vii) change their intention with respect to any and all matters referred to in this Item 4.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a), (b) The Reporting Persons may be deemed to beneficially own in the aggregate 9,258,249 Common Shares. Based upon a total of 69,626,230 Common Shares outstanding as of March 2, 2016, as reported in the Issuer’s Proxy Statement on Schedule 14A for the Issuer’s 2016 annual meeting of stockholders, filed with the Securities and Exchange Commission (the “SEC”) on March 18, 2016, the Reporting Persons’ shares represent approximately 13.30% of the outstanding Common Shares.

Carlson Capital, Asgard II, Asgard I and Mr. Carlson may be deemed to beneficially own and have the power to vote and direct the disposition of (i) the 5,498,738 Common Shares reported herein as owned by DOF, (ii) the 1,262,697 Common Shares reported herein as owned by ROF, (iii) the 237,432 Common Shares reported herein as owned by RVC, (iv) the 367,486 Common Shares reported herein as owned by OFF, (v) the 31,700 Common Shares reported herein as owned by SRI, (vi) the 1,509,883 Common Shares reported herein as owned by TOF, (vii) the 306,409 Common Shares reported herein as owned by ENO, and (viii) the 43,904 Common Shares reported herein as owned by the Managed Account.

DOF may be deemed to beneficially own and has the power to vote and dispose the 5,498,738 Common Shares reported herein as owned by it, which shares represent approximately 7.90% of the outstanding Common Shares.

ROF may be deemed to beneficially own and has the power to vote and dispose the 1,262,697 Common Shares reported herein as owned by it, which shares represent approximately 1.81% of the outstanding Common Shares.

RVC may be deemed to beneficially own and has the power to vote and dispose the 237,432 Common Shares reported herein as owned by it, which shares represent approximately 0.34% of the outstanding Common Shares.

OFF may be deemed to beneficially own and has the power to vote and dispose the 367,486 Common Shares reported herein as owned by it, which shares represent approximately 0.53% of the outstanding Common Shares.

SRI may be deemed to beneficially own and has the power to vote and dispose the 31,700 Common Shares reported herein as owned by it, which shares represent approximately 0.05% of the outstanding Common Shares.

TOF may be deemed to beneficially own and has the power to vote and dispose the 1,509,883 Common Shares reported herein as owned by it, which shares represent approximately 2.17% of the outstanding Common Shares.

ENO may be deemed to beneficially own and has the power to vote and dispose the 306,409 Common Shares reported herein as owned by it, which shares represent approximately 0.44% of the outstanding Common Shares.

The Managed Account may be deemed to beneficially own and has the power to vote and dispose the 43,904 Common Shares reported herein as owned by it, which shares represent approximately 0.06% of the outstanding Common Shares.

(c) The Reporting Persons have not effected any transactions in the Common Shares in the last 60 days.

(d) Except as set forth herein, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares.

(e) Not applicable.

Item 6.	CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached hereto as Exhibit 1 and is incorporated by reference herein.

Except as set forth herein, there are no contracts, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Shares.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement, dated May 4, 2016, by and among Carlson Capital, L.P., Asgard Investment Corp., Asgard Investment Corp. II, Worldwide Transactions Ltd., Black Diamond Offshore Ltd., Double Black Diamond Offshore Ltd., Black Diamond Energy L/S Offshore Ltd., Black Diamond Thematic Offshore Ltd., Black Diamond Relative Value Offshore Ltd., Black Diamond Relative Value Cayman, L.P., Black Diamond SRI Offshore Ltd., and Clint D. Carlson.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: May 4, 2016

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

BLACK DIAMOND RELATIVE VALUE OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

BLACK DIAMOND RELATIVE VALUE CAYMAN, L.P.

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

t

BLACK DIAMOND SRI OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

BLACK DIAMOND THEMATIC OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

BLACK DIAMOND ENERGY L/S OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

WORLDWIDE TRANSACTIONS LTD.

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

CARLSON CAPITAL, L.P.

By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

ASGARD INVESTMENT CORP. II

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

ASGARD INVESTMENT CORP.

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

CLINT D. CARLSON

/s/ Clint D. Carlson

Appendix A

DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position and principal occupation of each director and executive officer of Asgard I and Asgard II, respectively. Except as otherwise indicated, the business address of each director and officer is 2100 McKinney Avenue, Suite 1800, Dallas, TX 75201. To the best of the Reporting Persons’ knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of Asgard I and Asgard II owns any Common Shares.

Asgard I

Name	Position	Principal Occupation	Citizenship

Clint Carlson	Director/President	Investment Manager	United States

Nancy Carlson	Secretary/Treasurer	Executive	United States

Asgard II

Name	Position	Principal Occupation	Citizenship

Clint Carlson	Director/President	Investment Manager	United States

Nancy Carlson	Secretary/Treasurer	Executive	United States